

August 22, 2023

Kam Pang Chim
Chief Financial Officer
Nature Wood Group Ltd
Avenida da Amizade no. 1287
Chong Fok Centro Comercial, 13 E
Macau S.A.R

> **Re: Nature Wood Group Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 4, 2023**
> **File No. 333-271425**

Dear Kam Pang Chim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April, 20, 2023, letter.

Amendment 1 to Form F-1 filed August 4, 2023

Dilution, page 46

1. Your disclosure indicates that you have deducted offering expenses from your adjusted net tangible book value in both of the dilution tables presented on page 46. Given the capitalization disclosures on page 45, it appears the net tangible book value you presented in your dilution disclosures and calculations does not exclude offering expenses. Please revise your dilution disclosures accordingly.

You may contact Mindy Hooker at 202-551-3732 or Melissa Gilmore at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing